UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LIVEPERSON, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

538146101

(CUSIP Number)

November 9, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 538146101	13G	Page 1 of 7

1.	Names of Reporting Persons Vector Capital VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,544,491*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,544,491*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,544,491*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 12.0%
12.	Type of Reporting Person (See Instructions) PN

*

The shares of common stock, par value $0.001 per share, of the Issuer (the “Common Stock”) reported above are the shares beneficially owned by Vector Capital VI, L.P. (“VCVI”) as of January 9, 2024. VCVI is a private fund advised by Vector Capital Management, L.P. (“VCM”), an investment adviser registered with the Securities and Exchange Commission (the “SEC”). VCM has been delegated all voting and investment power over the securities owned by VCVI.

CUSIP No. 538146101	13G	Page 2 of 7

1.	Names of Reporting Persons Vector Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,544,491*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,544,491*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,544,491*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 12.0%
12.	Type of Reporting Person (See Instructions) OO, IA

*

The shares of Common Stock reported above are the shares beneficially owned by VCVI as of January 9, 2024. VCM in its capacity as the investment manager of VCVI may be deemed to beneficially own the Common Stock directly owned by VCVI. Pursuant to Rule 13d-4 under the Exchange Act, VCM disclaims beneficial ownership of the Common Stock owned by VCVI, except to the extent of its pecuniary interest, if any, therein.

CUSIP No. 538146101	13G	Page 3 of 7

1.	Names of Reporting Persons Vector Capital, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,544,491*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,544,491*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,544,491*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 12.0%
12.	Type of Reporting Person (See Instructions) OO, HC

*

The shares of Common Stock reported above are the shares beneficially owned by VCVI as of January 9, 2024. Vector Capital, L.L.C. (“VCLLC”) in its capacity as the general partner of VCM may be deemed to beneficially own the Common Stock directly owned by VCVI. Pursuant to Rule 13d-4 under the Exchange Act, VCLLC disclaims beneficial ownership of the Common Stock owned by VCVI, except to the extent of its pecuniary interest, if any, therein.

CUSIP No. 538146101	13G	Page 4 of 7

1.	Names of Reporting Persons Alexander R. Slusky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,544,491*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,544,491*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,544,491*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 12.0%
12.	Type of Reporting Person (See Instructions) IN, HC

*

The shares of Common Stock reported above are the shares beneficially owned by VCVI as of January 9, 2024. Alexander R. Slusky in his capacity as the managing member of VCLLC and Chief Investment Officer of VCM may be deemed to beneficially own the Common Stock directly owned by VCVI. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Slusky disclaims beneficial ownership of the Common Stock owned by VCVI, except to the extent of his pecuniary interest, if any, therein.

CUSIP No. 538146101	13G	Page 5 of 7

Item 1.

(a)	Name of issuer

LivePerson, Inc., a Delaware corporation (the “Issuer”).

(b)	Address of issuer’s principal executive offices

530 7th Ave, Floor M1, New York, New York 10018.

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed by each of the following persons (collectively, the “Reporting Persons”):

(i)	Vector Capital VI, L.P. (“VCVI”);

(ii)	Vector Capital Management, L.P. (“VCM”); and

(iii)	Vector Capital, L.L.C. (“VCLLC”); and

(iv)	Alexander R. Slusky (“Mr. Slusky”).

A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.1. This Schedule 13G relates to the shares of common stock, par value $0.001 per share, of the Issuer (“Common Stock”) held by VCVI. VCM is the investment manager of VCVI. VCLLC is the general partner of VCM. Mr. Slusky is the managing member of VCLLC and Chief Investment Officer of VCM.

(b)	Address or principal business office or, if none, residence

The address of each of the Reporting Persons is: c/o Vector Capital Management, L.P., One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105.

(c)	Citizenship

VCVI is organized under the laws of the Cayman Islands. VCM and VCLLC are organized under the laws of Delaware. Mr. Slusky is a United States citizen.

(d)	Title of class of securities

Common stock, par value $0.001 per share.

(e)	CUSIP No.

538146101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

CUSIP No. 538146101	13G	Page 6 of 7

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

VCM and each of VCLLC and Mr. Slusky are filing this report pursuant to Rule 13d-1(b) of the Exchange Act in accordance with Rule 13d–1(b)(1)(ii)(E) and Rule 240.13d–1(b)(1)(ii)(G), respectively.

Item 4.	Ownership

The responses to Items 5-11 of each Reporting Person’s cover page of this Schedule 13G are incorporated herein by reference.

As of November 9, 2023, the beneficial ownership of each Reporting Person was determined based on 80,842,202 shares of the Issuer’s Common Stock issued and outstanding on November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q ended September 30, 2023, filed with the SEC on November 9, 2023 (the “Form 10-Q”). The percentages reported in this Schedule 13G are based on 87,604,866 shares of the Issuer’s Common Stock issued and outstanding based on the sum of (i) 80,842,202 shares of Common Stock outstanding on November 3, 2023, as reported in the Form 10-Q, plus (ii) 4,609,520 shares of Common Stock issued by the Issuer on November 14, 2023, as reported in the Issuer’s Current Report on Form 8-K, dated November 14, 2023, filed with the SEC on November 17, 2023, plus (iii) 2,153,144 shares of Common Stock issued by the Issuer on November 30, 2023, as reported in the Issuer’s Current Report on Form 8-K, dated November 30, 2023, filed with the SEC on December 6, 2023.

Pursuant to Rule 13d-4 under the Exchange Act, each of VCM, VCLLC and Mr. Slusky disclaims beneficial ownership of the Common Stock owned by VCVI, except to the extent of its or his pecuniary interest, if any, therein. The inclusion of the Common Stock in this report shall not be deemed an admission by such Reporting Person of beneficial ownership for any other purpose.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

In addition to the Reporting Persons, the general partner of VCVI, Vector Capital Partners VI, L.P. (“VCPVI LP”), and its general partner, Vector Capital Partners VI, Ltd. (“VCPVI Ltd.”), each organized under the laws of the Cayman Islands, may be deemed to beneficially own the Common Stock owned by VCVI in the event of the termination of the investment management agreement between VCVI and VCM. Pursuant to Rule 13d-4 under the Exchange Act, each of VCM, VCLLC and Mr. Slusky disclaims beneficial ownership of the Common Stock owned by VCVI, except to the extent of its or his pecuniary interest, if any, therein. The inclusion of the Common Stock in this report shall not be deemed an admission by such Reporting Person of beneficial ownership for any other purpose.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

CUSIP No. 538146101	13G	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2024

VECTOR CAPITAL VI, L.P.

By: Vector Capital Partners VI, L.P., its General Partner
By: Vector Capital Partners VI, Ltd., its General Partner

/s/ David Baylor
David Baylor, Director

VECTOR CAPITAL MANAGEMENT, L.P.

By: Vector Capital, L.L.C., its General Partner

/s/ Alexander R. Slusky
Alexander R. Slusky. Managing Member

VECTOR CAPITAL, L.L.C.

/s/ Alexander R. Slusky
Alexander R. Slusky. Managing Member

/s/ Alexander R. Slusky
ALEXANDER R. SLUSKY